[Bryan Cave Letterhead]                                Heather R. Badami
                                                       Direct: (202) 508-6082
                                                       hrbadami@bryancave.com
July 11, 2005

Mr. Jeffery P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         RE:  JAMES RIVER GROUP, INC.
              FORM S-1 REGISTRATION STATEMENT
              FILE NO. 333-124605

Dear Mr. Riedler:

This letter sets forth the responses of James River Group, Inc. (the "Company")
to the comments of the Staff of the Division of Corporation Finance of the
Securities and Exchange Commission (the "Staff") dated July 6, 2005, with respect to the above-referenced Registration Statement on Form S-1 (the "Form
S-1"). We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff's related comment.
In response to these comments, we have filed today with the SEC Amendment No. 2 to the Registration Statement on Form S-1 (the "Amended S-1").

Unless otherwise set forth herein, references to page numbers in response to the
Staff's comments refer to page numbers of the prospectus included in the Amended
S-1.

Comments Applicable to the Entire Document

Prospectus Summary - page 1

1.    We note your response to comment 6 in our previous letter, but we are unable to locate the revised language. Please revise as we previously requested.

      The Company has revised the disclosure on pages 2-4, 61 and 62 in response to this comment.

Selected Operating History - page 5

2.    Refer to your response to comment one on page 3 of your response.
      "Underwriting profit (loss)" when compared to net income excludes certain revenues and expenses that are recurring in nature. These are the recurring items referred to in our previous comment. The exclusion of these recurring items is inconsistent under the existing non-GAAP guidance. Please explain to us the appropriateness of removing these recurring items or remove the references to this measure.

      The Company has deleted the reference to "underwriting profit (loss)" on page 5 in response to this comment. See also the response to comment 18.

Mr. Jeffery P. Riedler
July 11, 2005

Sources of Certain Statistical and Other Information - page 21

3.    We note the revision you made in response to comment 16, but it does not fully address the issue we raised. Please delete the entire paragraph as we previously requested.

      The Company has deleted the paragraph on page 21 in response to this comment.

Use of Proceeds - page 22

4.    We have considered your response to comment 17. We continue to believe that you should revise the disclosure as we previously requested.

      The Company has revised the disclosure on page 22 in response to this comment. The capital contributed to the Company insurance subsidiaries from the offering proceeds does not determine whether they can discontinue or operate without the reinsurance agreement in 2005. The Company is contractually committed to this agreement through the end of the year. The
      Company has described on page 59 the various factors that will impact the
      Company's decision whether to renew the reinsurance contract for 2006, which include market conditions, growth prospects and reinsurance availability and cost.

Dilution - page 24

5.    While we note that you only had one common share as of March 31, 2005, please revise your table so that its starting point is actual net tangible book value per share.

      The Company has revised the table on page 24 in response to this comment.

Selected Historical Consolidated Financial and Other Data - page 25

6.    Refer to your response to comment 19. We note that you added a line item to reflect a stock split that you expect to affect prior to the completion of the offering. Please revise the disclosure to clarify that the conversion and the stock-split will take place after effectiveness of the registration statement. In addition, clarify that the diluted EPS will be reflective of the basic EPS upon the conversion of the preferred shares.

      The Company has revised footnote 3 on pages 8 and 26 in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of
Operations - page 27
Overview - page 27

Mr. Jeffery P. Riedler
July 11, 2005

7.    Please explain to us why you provided the table at the bottom of page 28 that removes the effects of a reinsurance contract from your operations.
      Further clarify for us and in your disclosure whether this agreement represents a modified co-insurance agreement and how you treat the assets maintained in the "funds-held account." Also explain why you feel it is appropriate to remove the effects of this treaty in your discussions within document such as the fourth full paragraph on page 44 where you discuss the expense ratio.

      The Company believes that the quota share reinsurance contract had a material effect on its combined ratio for the three months ended March 31,
      2005, and that it is appropriate to quantify this effect for investors with the disclosures on pages 28 and 45. The Company also believes that the disclosures on pages 28 and 45 allow for more meaningful comparisons to information presented in prior periods.

      The Company's quota share contract is a funds held reinsurance agreement.
      "Funds held" are treated as a liability on the Company's balance sheet, and assets supporting the funds held liability are not segregated or restricted. The balance of the funds-held account at March 31, 2005 was
      $5.2 million. The Company expanded the disclosure related to the funds held arrangement on page 29 in response to this comment.

Critical Accounting Policies - page 29

Reserve for Losses and Loss Adjustment Expenses - page 29

8.    Refer to your response to comment 20. In the first paragraph of this section you state that you "utilize several actuarial methods to arrive at
      [your] loss reserve estimates with emphasis on two methods." Please disclose the following related to your methodology:

            o     The multiple point estimates generated including specifically the two methods specifically referenced in addition to any other methods employed that generated point estimates outside the range of these two methods.

            o     Clarify whether the same method is applied to each line of business or if the method may differ between lines of
                  business.

            o     For the point estimate selected from these methods, discuss why the method selected at that point in time is appropriate.
                  If you switched methods, include a discussion of the specific factors that caused management to determine that the new
                  methodology is the most appropriate.

            o     Provide quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables
                  would have on reported results, financial position and
                  liquidity.

      The Company has revised the disclosure on pages 29 and 30 in response to this comment.

Mr. Jeffery P. Riedler
July 11, 2005

Results of Operations - page 32

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
- page 32

9.    Please revise the table on page 34 to reflect your reserves by major line of business not just business segment.

      The Company has revised the disclosure on page 35 to reflect reserves by its major lines of business as described in "Management's Discussion and
      Analysis of Financial Condition and Results of Operations": excess and surplus insurance casualty lines, excess and surplus insurance property lines and workers' compensation insurance.

10.   It appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise Management's Discussion and Analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

            o     Identify the years to which the change in estimate relates and discuss and quantify any offsetting changes in estimates that increase and decrease the loss reserve.

            o     Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

            o     Identify the nature and timing of the change in estimate,
                  explicitly identifying and describing in reasonable
                  specificity the new events that occurred or additional
                  information acquired since the last reporting date that led to the change in estimate.

            o     Ensure the disclosure clearly explains why recognition
                  occurred in the periods that it did and why recognition was not required in earlier periods.

      The Company has revised the disclosures on pages 28, 30, 35, 42, 45 and
      47 to specify the accident year and major line of business associated with all material changes in reserve estimates for the three months ended March
      31, 2005. All significant changes in reserve estimates during the quarter resulted in reductions in reserves rather than increases in reserves and, accordingly, there were no offsetting effects.

      The primary changes in key reserve assumptions for all major business lines related to the passage of time and the level of reported losses and loss adjustment expenses in the three months ended March 31, 2005 related to the 2004 accident year. The majority of the favorable reserve development for the three months ended March 31, 2005 came in the property lines of business for the 2004 accident year. Property insurance business is short-tailed in that losses are reported relatively quickly compared to most casualty insurance business and workers' compensation insurance business. The low volume of reported losses

Mr. Jeffery P. Riedler
July 11, 2005

      in the first quarter of 2005 related to the 2004 accident year compared to the IBNR established for the property lines' 2004 accident year at
      December 31, 2004 provided the Company with persuasive evidence to conclude that ultimate incurred losses on the 2004 accident year for the property lines would be less than the amount estimated at December 31,
      2004. The favorable development in the workers' compensation and casualty lines resulted from lower than expected increases in reported cases and case reserves in the three months ended March 31, 2005. The Company has expanded its disclosure of the favorable reserve development on the property lines on page 42 in response to this comment.

Underwriting - page 116

11.   We note your response to comment 28. We have not yet received your directed shares offering materials. Please provide them as soon as possible so that we have an opportunity to review them.

      Copies of the requested materials are provided supplementally with this letter.

Financial Statements - December 31, 2004, page F-1

Consolidated Statements of Operations, page F-5

12.   Refer to your response to comment 32. Please provide pro forma EPS for the most recent annual and interim periods wherever EPS is presented that reflects the conversion of the shares and the stock split. Refer to Item
      11-01(a)(8) of Regulation S-X.

      The Company has added disclosures on pages F-5, F-13, F-35 and F-39 to show earnings (loss) per share on a pro forma basis to reflect the
      Company's expected 10 for 1 common stock split. The Company has excluded the conversion of the preferred stock from its pro forma earnings (loss)
      per share disclosures based on the following: (a) pro forma earnings
      (loss) per share disclosures would assume the conversion of the preferred stock as of the beginning of each period presented, (b) if the Company assumes the conversion of its preferred stock as of the beginning of each period presented the potential common shares related to the dividends that actually accrued during the period presented would be excluded, and (c)
      exclusion of dividends that have actually accrued during a period presented prior to conversion would artificially reduce the number of actual potential common shares outstanding. For these reasons, the Company believes that presentation of diluted earnings (loss) per share - pro forma to reflect only the Company's expected 10 for 1 common stock split is the most meaningful information to investors. Further, the pro forma amounts disclosed are the amounts that will be restated and reported on the financial statements for the respective period(s) presented in periods after the stock split is approved.

Notes to Consolidated Financial Statements, page F-8

Mr. Jeffery P. Riedler
July 11, 2005

1.  Accounting Policies, page F-8

Investments, page F-8

13.   Refer to your response to comment 36. Please revise the added disclosure to address the period that adjustments as a result of changes in estimated prepayment experience are recognized.

      The Company has revised the disclosures on page F-8 in response to this comment. The Company's insurance subsidiaries used the prospective method to amortize the premium/discount on mortgage-backed and asset-backed securities for statutory accounting purposes in 2004. At December 31,
      2004, the difference in the Company's consolidated reported amortized cost of mortgage-backed and asset-backed securities and the amortized cost that would have resulted from using the retrospective method was approximately
      $10,000. The difference between the Company's consolidated reported amortized cost of these mortgage-backed and asset-backed securities at
      December 31, 2004 and the respective par values of these securities (i.e.
      the remaining amount to be amortized over the life of the securities) was approximately $69,000. Due to the insignificance of the differences obtained by using the prospective and retrospective methods, the Company used the statutory accounting basis amortization amounts calculated using the prospective method for GAAP reporting purposes in 2004 and the first two quarters of 2005.

      The Company's mortgage-backed securities are of high credit quality, and as such, the Company believes use of the retrospective method is consistent with GAAP. The Company will use the retrospective method starting in the third quarter of 2005 for GAAP and statutory reporting purposes.

Recent Accounting Pronouncements, page F-11

14.   Refer to your response to comment 33. Please explain to us the appropriateness of adopting this statement in the middle of an interim period as it appears is the company's intention. Refer to paragraphs 69 and 73 of SFAS 123R.

      The Company will adopt Statement 123(R) effective January 1, 2006.
      Beginning on that date, the Company will recognize in the income statement compensation expense associated with new awards made after May 3, 2005
      (the date the Company filed the Form S-1 and became a public company for purposes of Statement 123 (R)) and awards modified, repurchased or cancelled on or after May 3, 2005. The Company will continue to account for the portion of awards outstanding prior to May 3, 2005 using the provisions of APB Opinion No. 25 and its related interpretive guidance, as the Company was a nonpublic entity using the minimum value method of valuing awards prior to May 3, 2005.

2.  Acquisition, page F-12

15.   Refer to your response to comment 34. Please provide further clarification to us about the insurance operations of Fidelity prior to the acquisition.
      Clarify what you mean when you say it had "very minimal insurance operations." You state that the company had "no net earned premium [or] no net incurred loss and loss adjustment expenses." Please tell us what gross premiums and losses were.

Mr. Jeffery P. Riedler
July 11, 2005

      "Very minimal insurance operations" means that Fidelity had insignificant gross and net premium volume and minimal losses. Fidelity had direct premium earned of $296,796 for the six months ended June 30, 2003 and
      $622,373 for the year ended December 31, 2002. Fidelity had direct losses and loss adjustment expenses incurred of ($740,773) for the six months ended June 30, 2003 and ($932,779) for the year ended December 31, 2002.

3.  Earnings (Loss) Per Share, page F-13

16.   Refer to your response to comment 35. Please explain to us why the 4,647 shares excluded disclosed in the note differs from the numbers that it appears that you excluded based on the table in your response.

      The 4,647 shares excluded from the computation of dilutive earnings per share in 2004 as disclosed in the notes represents the actual number of outstanding options giving rise to anti-dilutive potential common shares.
      The 4,484 shares referenced in the previous response to your comments represents the number of incremental dilutive shares included in the computation of dilutive earnings per share for 2004 as a result of dilutive options. The 2004 table previously provided has been revised and expanded below to show the breakdown between dilutive and anti-dilutive options and to illustrate the corresponding disclosures.



                                                                           2004
                                                  ---------------- --------------- ----------------
                                                                    Incremental     Anti-Dilutive
                                                                      Dilutive         Shares
                                                                       Shares        Outstanding
                                                     Securities     Included in     Excluded from
Nature of Security                                  Outstanding     Computation      Computation
----------------------------------------------    ---------------- --------------- ----------------

Series A Preferred Stock Shares                           170,000         170,000                0

Series B Preferred Stock Shares                           713,500         708,816                0

Accumulated Preferred Stock Dividends                      59,613          59,613                0

Dilutive Options                                          165,671           4,484                0
Anti-Dilutive Options                                       4,647               0            4,647
                                                  ---------------- --------------- ----------------
    Total Options                                         170,318           4,484            4,647

Warrants                                                   14,962             416                0

                                                  ---------------- --------------- ----------------
Total                                                   1,128,393         943,329            4,647
                                                  ================ =============== ================


Mr. Jeffery P. Riedler
July 11, 2005

12.  Capital Stock, page F-20

Convertible Preferred Stock, page F-20

17.   Refer to your response to comment 31. Please explain to us and disclose why the liquidation preference disclosed on the face of the balance sheet differs so significantly from the proceeds received related to Series A.
      Also explain why the liquidation preference related to the Series B shares increased so significantly in the current period.

      The Company has revised page F-22 in response to this comment. The Series
      A Preferred Stock liquidation preference amounts disclosed on the face of the balance sheet varies significantly from the proceeds received on the
      Series A Preferred Stock primarily because of the $100 per share purchase price and a $50 per share conversion price. The Series B Preferred Stock, which would be on parity with the Series A Preferred Stock in the event of liquidation, has a conversion price of $100 per share. The significant increase in the Series B Preferred Stock liquidation preference amount from December 31, 2003 to December 31, 2004 is primarily attributable to the increase in stockholders' equity, or assets available for distribution, during the same period.

20.  Segment Information, page F-28

18.   Refer to your response to comment 38. Please explain to us why the revision that states that you use "underwriting profit (loss)" to evaluate the insurance segments in addition to "pre-tax net income (loss)" is consistent with the guidance of paragraph 30 of SFAS 131. Clarify which measure is the one actually used by management.

      The Company has revised the disclosure on pages F-28, F-29, F-30, F-41 and
      F-42 in response to this comment in order to show underwriting profit
      (loss) as the Company's measure of segment profit (loss). The Company has also added a reconciliation of underwriting profit (loss) to consolidated income before taxes.

                 *          *          *          *          *

We have made additional conforming and updating changes to the Amended S-1. All of these changes have been marked for your ease of reference.

Mr. Jeffery P. Riedler
July 11, 2005

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

                                                     Sincerely,

                                                     /s/ Heather R. Badami
                                                     Heather R. Badami

cc:   Mary K. Fraser, Esq.
      J. Adam Abram
      Michael T. Oakes
      Kenneth L. Henderson, Esq.
      John M. Schwolsky, Esq.